Filed pursuant to Rule 424(b)(3)
File No. 333-162033

TEUCRIUM CORN FUND
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Supplement dated October 15, 2010
to
Prospectus dated June 7, 2010

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This supplement contains information which amends, supplements or modifies certain information contained in the Prospectus of Teucrium Corn Fund dated June 7, 2010.

You should carefully consider the “Risk Factors” beginning on page 16 of the Prospectus before you decide to invest.

Effective as of October 15, 2010, Foreside Fund Services, LLC (“Foreside”) replaced ALPS Distributors, Inc. (“ALPS”) as the Fund’s marketing agent/distributor.  The services that Foreside is obligated to perform as distributor and the fees to which it is entitled for performing those services are similar to the services ALPS was obligated to perform and the fees ALPS was entitled to receive as marketing agent for the Fund.  Accordingly, all references to the “Marketing Agent” in the Prospectus are deemed to refer to Foreside rather than ALPS.

In addition, certain specific disclosure in the prospectus should be revised as follows:

The first sentence of the fourth paragraph  under the heading “The Service Providers” (on page 53 of the Prospectus) should be deleted and replaced with the following:

The Marketing Agent’s principal business address is Three Canal Plaza, Suite 100, Portland, ME 04101.

The table under the heading “Fees to be Paid by the Fund” (on page 55 of the Prospectus) should state the following as to the fees paid to the Marketing Agent:

0.10% of average net assets annually, with a minimum annual fee of: (1) $150,000 if the Fund is the only commodity pool in operations sponsored by the Sponsor for which the Marketing Agent serves as such; (2) $125,000 for the Fund if there are two such commodity pools (including the Fund), or (3) $100,000 for the Fund if there are three such commodity pools.

The second and third paragraphs under the heading “Plan of Distribution – Marketing Agent and Authorized Purchasers”( on page 57-58 of the Prospectus) should be deleted and replaced in their entirety with the following:

The Marketing Agent will receive, for its services as marketing agent to the Fund, a fee at an annual rate of 0.10% of the Fund’s average daily net assets, subject to a minimum annual fee of $150,000 so long as the Fund is the only commodity pool in operations sponsored by the Sponsor for which the Marketing Agent serves as such.  If the Marketing Agent serves as such for two operational commodity pools sponsored by the Sponsor (including the Fund), the minimum annual fee will be $125,000 per pool and, if the Marketing Agent serves as such for three such pools, the minimum annual fee will be $100,000 per pool.  However, in no event may the aggregate compensation paid to the Marketing Agent, any affiliate of the Marketing Agent, and the Fund’s prior marketing agent and its affiliates for distribution-related services in connection with this offering of Shares exceed 10 percent (10%) of the gross proceeds of this offering.  The maximum aggregate compensation that could be paid to the Marketing Agent and the prior marketing agent over the expected two year period of this offering is estimated to be $1,803,383.  This estimate includes actual amounts paid or payable to the Marketing Agent and the prior marketing agent as of the date hereof, and assumes that: (1) all Shares registered in the offering that remain available for issuance on the date hereof are sold on such date at a price equal to the closing NAV on October 14, 2010 ($36.23); and (2) the value of the Fund's net assets remain constant throughout the period.  This actual compensation received by the Marketing Agent may vary.  The actual compensation could be lower if the NAV of the Shares declines or if, as is likely, the full number of Shares available for sale is not sold on October 15, 2010, and could be higher if the NAV of the Shares increases.

The Distribution Services Agreement and Distribution Consulting and Marketing Service Agreement among the Marketing Agent, the Sponsor and the Trust together call for the Marketing Agent, among other responsibilities, to: (1) work with the Custodian in connection with the receipt and processing of orders for Creation Baskets and Redemption Baskets; (2) market the Fund to financial intermediaries and increase the financial intermediaries’ awareness of the Fund; (3) assist with the marketing positioning of the Fund; (4) attend relevant industry conferences as appropriate; and (5) deploy sales team resources as needed to target markets.